Exhibit 99.3

                                  RISK FACTORS

Set forth below and in other documents we file with the SEC are risks and uncertainties that could affect our financial results.

IF WE ARE NOT ABLE TO ACCESS CAPITAL AT COMPETITIVE RATES, OUR ABILITY TO IMPLEMENT OUR FINANCIAL STRATEGY WILL BE ADVERSELY AFFECTED.

We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     *    an economic downturn;

     *    capital market conditions generally;

     *    the bankruptcy of an unrelated energy company;

     *    market prices for electricity and gas;

     * terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     *    the overall health of the utility industry.

Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     *    increasing the cost of future debt financing;

     * increasing our vulnerability to adverse economic and industry conditions;

     * requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     * placing us at a competitive disadvantage compared to our competitors that have less debt.

See the following Risk Factor for more information relating to this discussion.

A SIGNIFICANT REDUCTION IN OUR CREDIT RATINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. A downgrade could require additional support in the form of letters of credit or cash or other collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

DEREGULATION OR RESTRUCTURING OF THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION, WHICH COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS AND OUR FINANCIAL RESULTS.

Retail competition could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. In 1999, the ACC approved rules that provide a framework for the introduction of retail electric competition in Arizona. Under the rules, as modified by a 1999 settlement agreement among APS and various parties, APS was required to transfer all of its competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. Pursuant to an ACC order dated September 10, 2002, the ACC unilaterally modified the 1999 settlement agreement and directed APS to cancel any plans to divest interests in any of its generating assets. The ACC has further established a requirement that APS solicit bids for certain estimated capacity and energy requirements for periods beginning July 1, 2003. These regulatory developments and legal challenges to the rules have raised considerable uncertainty about the status and pace of retail electric competition in Arizona. Although some very limited retail competition existed in APS' service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to APS' customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter APS' service territory.

As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

THE PROCUREMENT OF WHOLESALE POWER BY APS WITHOUT THE ABILITY TO ADJUST RETAIL RATES COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND FINANCIAL RESULTS.

A 1999 settlement agreement limits APS' ability to change retail rates until at least July 1, 2004, which could have a significant adverse financial impact on us if wholesale power prices significantly exceed the amount included for generation costs in APS' current bundled retail rates. Under the ACC's rules, APS is the "provider of last resort" for standard-offer, full-service customers under rates that have been approved by the ACC. These rates are established until at least July 1, 2004. The 1999 settlement agreement allows APS to seek adjustment of these rates in the event of emergency conditions or circumstances, such as the inability to secure financing on reasonable terms; material changes in APS' cost of service for ACC-regulated services resulting from federal, tribal, state or local laws; regulatory requirements; or judicial decisions, actions or orders. Energy prices in the western wholesale market vary and, during the course of the last two years, have been volatile. At various times, prices in the spot wholesale market have significantly exceeded the amount of generation costs per kilowatt hour (kWh) included in APS' current retail rates. In the event of shortfalls due to unforeseen increases in load demand or generation or transmission outages, APS may need to purchase additional supplemental power in the wholesale spot market. The ACC has further established a requirement that APS solicit bids for certain estimated capacity and energy requirements for periods beginning July 1, 2003. This competitive procurement process may adversely affect the cost of APS' procurement of wholesale power. In sum, there can be no assurance that APS would be able to fully recover the costs of wholesale power under its present rate structure. Although APS could seek to adjust its rates under the emergency provisions of the settlement agreement discussed above, ACC approval of such an adjustment also cannot be assured.

WE ARE SUBJECT TO COMPLEX GOVERNMENT REGULATION WHICH MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

We are, directly and through our subsidiaries, subject to governmental regulation which may have a negative impact on our business and results of operations. We are a "holding company" within the meaning of the Public Utility Holding Company Act ("PUHCA"); however, we are exempt from the provisions of PUHCA by virtue of our filing of an annual exemption statement with the SEC.

APS is subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence its operating environment and may affect its ability to recover costs from utility customers. APS is required to have numerous permits, approvals and certificates from the agencies that regulate APS' business. The Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission ("NRC"), the Environmental Protection Agency ("EPA"), and the Arizona Corporation Commission ("ACC") regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that APS can charge customers. We believe the necessary permits, approvals and certificates have been obtained for APS' existing operations. However, we are unable to predict the impact on our business and operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND OUR CONTROL MAY HAVE NEGATIVE IMPACTS ON OUR BUSINESS.

As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

OUR RESULTS OF OPERATIONS CAN BE ADVERSELY AFFECTED BY MILDER WEATHER.

Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

THERE ARE INHERENT RISKS IN THE OPERATION OF NUCLEAR FACILITIES, SUCH AS ENVIRONMENTAL, HEALTH AND FINANCIAL RISKS AND THE RISK OF TERRORIST ATTACK.

Through APS, we have an ownership interest in and operate the Palo Verde Nuclear Generating Station ("Palo Verde"). Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain nuclear decommissioning trust funds and external insurance coverage to minimize our financial exposure to these risks; however, it is possible that damages could exceed the amount of insurance coverage.

The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

THE USE OF DERIVATIVE CONTRACTS IN THE NORMAL COURSE OF OUR BUSINESS COULD RESULT IN FINANCIAL LOSSES THAT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

Our operations include managing market risks related to commodity prices, changes in interest rates, and investments held by our pension plan and nuclear decommissioning trust funds. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances and credits. We have established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the credit rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension plan and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension plan and nuclear decommissioning trust funds also have risks associated with changing market values of equity investments. Most of the pension costs and all of the nuclear decommissioning costs are recovered in regulated electricity prices.

THE UNCERTAIN OUTCOME REGARDING THE CREATION OF REGIONAL TRANSMISSION ORGANIZATIONS, OR RTOS, MAY MATERIALLY IMPACT OUR OPERATIONS, CASH FLOWS OR FINANCIAL POSITION.

In a December 1999 order, the FERC set minimum characteristics and functions that must be met by utilities that participate in regional transmission organizations. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets, and exclusive authority to maintain short-term reliability. On October 16, 2001, APS and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that their proposal to form WestConnect RTO, LLC would satisfy the FERC's requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC's RTO requirements and provide the basic framework for a standard market design for the Southwest. As of March 28, 2003, the FERC was considering various aspects of its order as a result of requests for clarification filed by the WestConnect applicants.

WE ARE SUBJECT TO NUMEROUS ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY INCREASE OUR COST OF OPERATIONS, IMPACT OUR BUSINESS PLANS, OR EXPOSE US TO ENVIRONMENTAL LIABILITIES.

We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from APS' customers, could have a material adverse effect on our results of operations.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

The market price of our common stock could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:

     *    variations in our quarterly operating results;

     * operating results that vary from the expectations of management, securities analysts and investors;

     * changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     * developments generally affecting industries in which we operate, particularly the energy distribution and energy generation industries;

     * announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

     * announcements by third parties of significant claims or proceedings against us;

     *    favorable or adverse regulatory developments;

     *    our dividend policy;

     *    future sales of our equity or equity-linked securities; and

     *    general domestic and international economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

OUR STOCK PRICE COULD BE AFFECTED BECAUSE A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD BE AVAILABLE FOR SALE IN THE FUTURE.

Sales in the public market of a substantial number of shares of common stock could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. Because of the number of shares of our common stock that we are authorized to issue under our articles of incorporation, a substantial number of shares of our common stock could be available for future sale.

OUR CASH FLOW AND ABILITY TO PAY DIVIDENDS LARGELY DEPENDS ON THE PERFORMANCE OF OUR SUBSIDIARIES.

We conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our cash flow and our ability to pay dividends on our capital stock are largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans or advances or repayment of loans and advances from us. The subsidiaries are separate and distinct legal entities and have no obligation to pay dividends or to make any funds available for such payment.

The debt agreements of some of our subsidiaries may restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. Section 39(III) of APS' mortgage requires APS to meet a financial covenant before paying common stock dividends. Under this covenant, APS may pay dividends on its common stock if there is a sufficient amount "available" from retained earnings and the excess of cumulative book depreciation (since the mortgage's inception) over mortgage depreciation, which is the cumulative amount of additional property pledged each year to address collateral depreciation. As of December 31, 2002, the amount "available" under the mortgage would have allowed APS to pay approximately $3 billion of dividends compared to APS' current annual common stock dividends of $170 million. As part of the ACC's approval of a $500 million financing arrangement between APS and Pinnacle West Energy, the ACC required APS to maintain a common equity ratio of at least forty percent and prohibited APS from paying common stock dividends if such payment would reduce its common equity below that threshold.

WE HAVE AND MAY ENTER INTO CREDIT AND OTHER AGREEMENTS FROM TIME TO TIME THAT RESTRICT OUR ABILITY TO PAY DIVIDENDS.

Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time. As of March 28, 2003, one of our loan agreements restricts our ability to pay dividends to dividends paid on our capital stock in the ordinary course and consistent with past practice (including increases in such dividends consistent with past practices). However, if an event of default exists under that agreement, we would be prohibited from paying any dividends while the event of default continues.